Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, UT 84115

December 7, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Lilyanna L. Peyser

Re:	Crown Auto Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 6, 2011 File No.: 333-171624

Dear Ms. Peyser:

I write on behalf of Crown Auto Holdings, Inc., (the “Company”) in response to Staff’s letter of October 4, 2011, by Mara Ransom, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 3 to the Registration Statement on Form S-1, filed September 6, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

summary financial information, page 6

1.
We note that the amounts presented under the heading “For the three months ended June 30, 2010” appear to be the revenues and net income for the six months ended June 30, 2011. Please revise or advise.

In response to this comment, the Company has updated the summary financial information through September 30, 2011 with the correct heading of nine months ended September 30, 2011.

description of business, page 25

2.	Your disclosure on page 32 suggests that you started an “auto auction program” during the quarter ended June 30, 2011. Please revise your business description to discuss this program.

In response to this comment, the Company clarifies that it has not started any auto auction program in the quarter ended June 20, 2011.  What we were trying to explain was that we did not have any auto auction sales in the comparative quarter of 2010. The Company has been selling cars at an auto auction since August 2010. The Company was not involved with the development of this auction program, and has no ownership in it...the Company is completely independent of the auction.  A description of the two locations for the retailing used vehicles has been added to page 21. We have also added a sentence clarifying the difference between retail auctions and wholesale auctions (formerly page 25).

management’s discussion and analysis of financial condition and results of operations, page 32 results of operations for the three months ended june 30, 2011 and 2010

3.
We note from your response to comment two in our letter dated July 20, 2011 and your revised disclosures in Management’s Discussion and Analysis in the third paragraph on page 32 that during the three and six month periods ended June 30, 2011 your gross profit margin was lower due to sales of automobiles at retail auctions. You further disclose that you expect your retail sales will be approximately 50% from retail auction sales and 50% from car lot sales for the foreseeable future. It appears that retail auction sales and retail car lot sales may not have similar economic characteristics since you have indicated that auction sales have a lower gross profit margin. It also appears that the distribution methods are different under these two distribution channels. Please tell us how you considered whether retail auction sales and retail car lot sales should be separate operating segments based on the guidance in ASC 280-10-50. If after considering this guidance, you revise your financial statements to report separate segment information for your retail auction sales and retail car lot sales, you should also revise your discussion in Management’s Discussion and Analysis to discuss your results of operations on a segmental basis. Alternatively, if you continue to believe that retail auction sales and retail car lot sales of automobiles meet the criteria in ASC 280-10-50 to be reported as a single reportable segment, please explain to us how you reached this conclusion and separately disclose the revenues from retail auction sales and retail car lot sales to meet the disclosure requirements of ASC 280-10-50-40.

In response to this comment, the Company has determined that it should separate its auto sales between auction sales and car lot sales. Accordingly, the Company has expanded the revenue recognition footnote to discuss car lot and auction sales. Similarly, the statements of operations have been expanded to disclose separately the sales at the car lot from the auction sales. Management’s Discussion and Analysis has been revised to provide the additional disclosure.

4.
We note from your response to comment three in our letter dated July 20, 2011 that you previously recorded bad debt expense for the full year ended December 31, 2010 in the fourth quarter of that year, and you have revised your financial statements to spread the expense over the individual quarters to better reflect the timing of the losses. We note that bad debt expense for the six months ended June 30, 2011 remains substantially higher than that recorded for the six months ended June 30, 2010; however, no reasons for this change have been provided. This bad debt expense continues to appear particularly unusual when compared to annual bad debt expense for the years ended December 31, 2010 and 2009, as the bad debt expense incurred in the first quarter of fiscal 2011 is greater than the bad debt expense incurred for the entire year ended December 31, 2010 and is approximately 58% of the bad debt expense incurred for the entire year ended December 31, 2009. In addition, you disclose in the third paragraph on page 32 that during fiscal 2011 you engaged in all cash retail auction sales of automobiles which reduce your bad debt expense. Please better explain why this significant increase occurred in bad debt expense as compared to previous periods, and provide insight from management as to whether and why you expect this higher amount of bad debt expense to continue. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. See also Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/33- 6835.htm.

In response to this comment, the Company has allocated a portion of the bad debt expense to the nine months ended September 30, 2010. This makes the numbers more comparable to 2011. We have also added the explanation that our estimate of the allowance for bad debts for 2009 was high compared to the actual bad debts subsequently realized. This resulted in a lower bad debt expense for 2010 as we revised the estimate. Our 2011 bad debt expense is more in line with historical loss rates.

Please refer to the second sentence in the second paragraph under this heading. We note that the increase in the dollar amount of the average car sales price during the three months ended June 30, 2011 as compared to the three months ended June 30, 2010 is not mathematically accurate. Please revise or advise.

In response to this comment, the Company has updated the financial statements through September 30, 2011 and corrected the mathematical error.

certain relationships and related transactions, page 35

5.	Please update your disclosure of the total balance on the note payable as of a more recent date.

In response to this comment, the Company has updated the amount to coincide with balance due as reported on the September 30, 2011 financial statements.

outstanding equity awards at fiscal year-end, page 37

6.	Please revise the table so that it reflects information for your most recently completed fiscal year. Currently, your disclosure indicates that the table reflects information as of December 31, 2009.

In response to this comment, the Company has updated the dates on the table through December 31, 2010.

financial statements for fiscal years ended december 31, 2010 and 2009, page f-7 note 6 – income taxes, page f-18

7.
We note your response to comment four in our letter dated July 20, 2011 and the related revised disclosures. In your response you state that you have provided a table in Note 6 to satisfy our request; however, the information presented does not include the reconciliation requested. As previously requested, please revise your financial statements to provide a reconciliation of the federal statutory income tax rate to your effective tax rate. This reconciliation should be provided for both the year ended December 31, 2010 and the year ended December 31, 2009. The reconciliation should begin with income tax computed at the statutory federal income tax rate on pre-tax income or loss as presented in your statement of operations and should include all material adjustments required to adjust tax at the statutory federal income tax rate to your effective tax rate. Separate disclosure showing pro forma income tax expense as if you had operated as a C Corporation should also be provided for the same periods for which you present pro forma tax information on the face of your statements of operations.

In response to this comment, the Company has revised the format of the table to follow the order described in the comment. The Company has also clarified that there are no adjustments to reconcile income taxes per books to the statutory taxes. The Company has no deferred tax assets or liabilities.

item 15. recent sales of unregistered securities, page 40

8.	We note your response to comment five in our letter dated July 20, 2011 that the correct number is $328,451. Please revise your disclosure to reflect the correct number.

In response to this comment, the Company has revised the disclosure to reflect the correct number.

Sincerely,

/s/ Jim Katsanevas
Jim Katsanevas